                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of February, 2003




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F  X       Form 40-F
                                   ---                ---




           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes          No  X
                                    ---         ---

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is an English translation of the press release related to the quarterly financial statements of the six month period ended on December 31, 2002.

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                     IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                     By: /S/ Saul Zang
                         Name: Saul Zang
                         Title: Second Vice Chairman of the Board of Directors





Dated: February 12, 2003

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              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
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PRESS RELEASE - IIQ 2003
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                                                                     [IRSA LOGO]
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                                                                   PRESS RELEASE
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FOR IMMEDIATE RELEASE

                                        For further information, please contact:
                                         MARCELO MINDLIN - Vice Chairman and CFO
                                             GUSTAVO MARIANI - Financial Manager
                                                              +54 11 4323 - 7413
                                                                  gm@irsa.com.ar
                                                                 WWW.IRSA.COM.AR


IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA ANNOUNCES SECOND QUARTER OF FISCAL YEAR 2003 RESULTS.


HIGHLIGHTS

o Net result for the period ended December 31, 2002 amounted a gain of Ps.127.0 million as compared to a loss of Ps.119.6 million in the same period for fiscal year 2002.


o Net consolidated sales for the six-month period totaled Ps.100.7 million as compared to Ps.71.5 million registered in the same period last year.


o The appreciation of the Peso generated a positive result of Ps.135.4 million douring the six months ended December 31, 2002.


o We returned to the international capital market after the successful placement of US$ 100 million of Convertible Notes. 74% of the offering was subscribed by existing shareholders and orders for the allocation of the remainder doubled the total available units.


o During the last quarter of year 2002, our Company restructured its debt, extending maturities and fixing very favorable interest rates.


o During the three months ended December 31, 2002, APSA tenants' sales reached a historical maximum of Ps.271.5 million, measured in nominal terms, a 51,9% rise over the sales of the same quarter in last fiscal year.


o Our Company distributed among its shareholders 4,587,285 treasury shares, proportionally to their holdings. As a consequence, the conversion price of our Convertible Notes was adjusted.

                                                                               2

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                                                                     [IRSA LOGO]
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                                                                   PRESS RELEASE
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BUENOS AIRES, FEBRUARY 11, 2003 - IRSA Inversiones y Representaciones Sociedad
Anonima (NYSE: IRS) (BCBA: IRSA) announces its second quarter fiscal year 2003 results for the period ended on December 31, 2002.

NET INCOME FOR THE SECOND QUARTER OF FISCAL YEAR 2003 registered a gain of Ps.127.0 million or Ps.5.99 per share (Ps.59.90 per GDS) compared with a loss of Ps.119.6 million, or Ps.5.64 per share (Ps.56.40 per GDS) for the second quarter of fiscal year 2002. Results per GDS were calculated using 21.199.927 million GDSs (outstanding shares), with each GDS representing ten (10) ordinary shares.

CONSOLIDATED NET SALES for the six-month period totaled Ps.100.7 million, compared with Ps.71.5 million registered in the same period last year.

The breakdown regarding net sales among the Company's various business segments is as follows: Sales and Developments Ps.21.5 million, Offices and Other Rental Properties Ps.9.6 million, Shopping Centers Ps.52.7 million and Hotels Ps.16.9 million. Operating income for the period totaled a gain of Ps.1.0 million.

As from January 1, 2002, the Company's financial statements include the recognition of inflation effects. All of the numbers herein included are denominated in constant currency as of December 31, 2002, and are thus adjusted by the wholesale price index , which by that date was of 218.21.

Due to the subscription of the notes convertible into ordinary shares of Alto Palermo S.A. (APSA), as from the first quarter of fiscal year 2003, our Company has ceased using the proportional consolidating method for the confection of the income statements since this method no longer adequately reflects the results of our operations. We have adopted a method that consolidates our business' operations under the outlines established by the Resolucion Tecnica No. 4 ("RT4") of the F.A.C.P.C.E.. Under this consolidation method, subsidiaries in which the Company owns more than 50%, are 100% consolidated and those in which we own less than 50% are not consolidated and its results are reflected in our income statement as "Net income in affiliated companies". The principal consequence of this method on our financial statements, is the consolidation of 100% of the revenues from our subsidiaries, Alto Palermo S.A., Inversora Bolivar S.A. and Hoteles Argentinos S.A. and the non-consolidation of the revenues from Hotel Llao Llao S.A.

COMMENT ON THE QUARTER'S OPERATIONS

The last quarter of 2002 will be a benchmark for the Company's history. After one year of recession and instability, we have not only been one of the very few companies which could avoid a default, but also, in October we returned to the international capital market and were able to place US$ 100 million Convertible Notes. The issue was a success; 74% of the offering was subscribed by shareholders and allocation requests in respect of the remaining balance doubled the aggregate amount of available units. Further, we have restructured almost all of the Company's financial debt, by extending maturities and agreeing upon favorable interest rates. We have become one of the very few Argentine companies which long-term financial condition is solved.

During December and for the fifth consecutive month, the activity level showed positive results. Although the levels prevailing before the crisis have not yet been reached, the figures obtained give rise to favorable expectations.

During January 2003, bank deposits increased like during the period from August to November 2002. Gradually the private sector is recovering confidence in the Argentine banking system.

                                                                               3

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                                                                   PRESS RELEASE
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Finally, an agreement was reached with the IMF. On January 16, 2003 the
Argentine government executed the letter of intent for a stand-by program, which will enable refinancing all the countries' maturities with international credit entities until August 2003. This implies an aggregate refinancing of US$ 16.112 million, although no new funds are provided. This agreement will prevent the next government from assuming in a situation of default with the international financial entities and may contribute to reduce the economic uncertainty until the next president takes office. However, the true negotiation to replace Argentina in the world is left to the next government.

For our Company, the six-month period ended December 31, 2002 evidenced a Ps.127.0 million profit. This profit is primarily due to the Ps.147.7 million positive result of the "Financing Effects" item. Such income statement item has provided a profit, for the second consecutive quarter, due to the 11% appreciation of the Peso, which accumulated a net result of Ps.135.4 million. In addition, Ps.26.0 million from discounts obtained from the renegotiation of liabilities and Ps.8.5 million from interest income are to be added.

The sales of the quarter amounted to Ps.100.7 million, a 40.8% increase as compared to Ps.71.5 million during the previous fiscal year. This increase is primarily due to the consolidation, as from this fiscal year, of 100% of APSA revenues.

The Hotel and Shopping Centers segments have considerably improved their situation due to the flow of tourists into the country taking advantage of the benefits derived from the devaluation of the Peso. Further, an improvement in domestic private consumption has also been noted, which benefits shopping centers' business. The internationally known Llao Llao hotel, member of the "The Leading Hotels of the World" has experienced a 66% increase in its average occupancy level, as compared to 48% during the same quarter of the preceding fiscal year.

Total assets increased by 32.9% as compared to the previous fiscal year, reaching Ps.2,080.7 million. The financial debt increased by 90.7%, amounting as of December 31, 2002 to Ps.874.0 million, as a result of the new consolidation method, the issuance of US$ 100 million and US$ 50 million Convertible Bonds by IRSA and APSA, respectively and principally due to the Peso's devaluation impact. However, it is to be noted that although the total debt has increased due to the restructuring of our liabilities the short term debt has decreased by 85% as compared to the previous fiscal year. Presently 92% of the Company's financial debt is long-term.


                                                                               4

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                                                                     [IRSA LOGO]
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                                                                   PRESS RELEASE
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
EVOLUTION OF CONSOLIDATED DEBT (1)
----------------------------------------------------------------------------------------------------------------
         DECEMBER 2001                                       DECEMBER 2002
         ----------------------------------------------      ---------------------------------------------------
                                             US$   %                                                  US$    %
         SHORT-TERM                                          SHORT-TERM
 IRSA    FRN due 2002                         44             Hoteles Argentinos Loan due 2006 (2)     12
         Galicia due 2001                     20
         BKB due 2002                         80
         Short-term loans                     62
 APSA    Intercompany                         45
         Short-term loans                     45

         TOTAL SHORT-TERM                    295   62%       TOTAL SHORT-TERM                         12     4%
         LONG-TERM                                           LONG-TERM
 IRSA    Hoteles Argentinos Loan due 2006     12             Convertible Noted due 2007              100
                                                             Unsecured Loan due 2009                  37
                                                             Secured Noted due 2009                   51
 APSA    Notes-14.875% - Apr 05               51             Notes-14.875% - Apr 05 (3)               15
         FRN - Jan 05                        118             FRN - Jan 05 (3) (4)                     17
                                                             Convertible Notes due 2006               50
         TOTAL LARGO PLAZO                   181   38%       TOTAL LONG-TERM                         271    96%
----------------------------------------------------------------------------------------------------------------
TOTAL DEBT (IRSA + APSA)                     476                                                     282
----------------------------------------------------------------------------------------------------------------

(1) The information presented in this chart differs from that presented in the financial statements since the present information does not include accrued interests.

(2) Due to the unpaid capital installments, this debt is classified as short-term.

(3) Debt in Pesos, denominated in dollars at an exchange rate of Ps.3.35/US$.

(4)      Includes CER.

In line with the previous quarter premises, we continue maintaining low overhead costs. Administrative and marketing expenses again decreased during the quarter and their purported increase is due to the addition of 100% of APSA in the consolidation as of December 31, 2002, as compared to the previous fiscal year, when it was not consolidated.

            Selling Expenses for the six-month period ended December 31,

Million Ps.            2002                2001                Change %
------------------------------------------------------------------------
     IRSA              17.8                16.8                5.9%
------------------------------------------------------------------------
     APSA              8.1                 13.5                -40.0%
------------------------------------------------------------------------


            Selling Expenses for the six-month period ended December 31,

Million Ps.            2002                2001                Change %
------------------------------------------------------------------------
IRSA
------------------------------------------------------------------------
       IRSA            8.3                 4.5                 84.1%
------------------------------------------------------------------------
       APSA            5.4                 30.1                -76.3%


The EBITDA for the twelve-month period ended December 31, 2002 was of Ps.91.9 million, an increase of 44% as compared to the twelve-month period ended December 31, 2001.

                                                                               5

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                                                                   PRESS RELEASE
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SECOND QUARTER OF FISCAL YEAR 2003 HIGHLIGHTS, INCLUDING SIGNIFICANT OPERATIONS
OCCURRED AFTER THE END OF THE QUARTER.

I. OFFICES AND OTHER RENTAL PROPERTIES

During the six-month period ended December 31, 2002, revenues from the Company's rental portfolio reached Ps.9.6 million, as compared to Ps.26.8 million in the same period for fiscal year 2002. The average occupancy rate registered a rise from 69% as of September 30, 2002, to 72% as of December 31, 2002. Since the dramatic collapse of our income after the pesification of our leasing agreements income has remained pretty stable.

During this quarter, the Company sold some of its rental properties with the aim to concentrate our ownership in whole buildings.

SALE OF LIBERTADOR 498 OFFICES - On November 4, 2002, we sold floor 27, 8 parking spaces and 7 complementary units, located in the office building "El Rulero" (Libertador 498), for a total of US$ 650,000.

SALE OF MADERO 1020 OFFICES - On October 31, 2002, our Company sold floor 2 and 8 parking spaces located in the office building of "Madero 1020", for US$ 370,000.

The chart below presents information on the Company's offices and other rental properties as of December 31, 2002.

OFFICES AND OTHER RENTAL PROPERTIES

                                      LEASABLE  OCCUPANCY   MONTHLY  TOTAL RENTAL INCOME FOR THE PERIOD    BOOK
                            DATE OF     AREA     RATE(2)    RENTAL        ENDED DECEMBER 31, 2002,         VALUE
                          ACQUISITION   (m2)                INCOME              PS.000 (4)                PS.000
                                         (1)              PS./000(3)     2003       2002        2001        (5)
------------------------------------------------------------------------------------------------------------------
OFFICES
Inter-Continental Plaza (6)   18/11/97   22,535     77%       488      3,430      7,600        8,045      63,938
Libertador 498                20/12/95   10,533     62%       213      1,224      3,195        3,600      34,992
Maipu 1300                    28/09/95   10,325     73%       192      1,135      3,085        3,247      40,831
Laminar Plaza                 25/03/99   6,521      90%       256      1,510      2,867        2,557      28,042
Madero 1020                   21/12/95   3,075      74%        75       430       1,434        2,047      7,625
Reconquista 823/41            12/11/93   6,100      0%         0                  1,506        1,637      17,480
Suipacha 652/64               22/11/91   11,453     45%        51       296        903         1,569      9,968
Edificios Costeros            20/03/97   6,389      31%        25       220       1,082        1,122      23,488
Costeros Dique IV             29/08/01   5,437      48%        51       392        949           0        17,551
Others  (7)                       -      3,556      45%        54       337        885          936       9,145
------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                 85,924     59%      1,405     8,974     23,506       24,760     253,060

OTHER RENTAL PROPERTIES
Commercial Properties (8)                4,076      98%        5        101       1,973        2,762      1,891
Other Properties (9)                     34,015    100%        72       463       1,372        1,662      6,510
------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                 38,091    100%        77       564       3,345        4,424      8,401

RELATED EXPENSES
MANAGEMENT FEES                                                         335        751          707

------------------------------------------------------------------------------------------------------------------
TOTAL OFFICES AND OTHER (10)            124,015     72%      1,482     9,873     27,602       29,891     261,461
------------------------------------------------------------------------------------------------------------------

Notes:

(1) Total leasable area for each property. Excludes common areas and parking.

(2) Calculated dividing occupied square meters by leasable area.

(3) Agreements in force as of 12/31/02 were computed.

(4) Total consolidated leases, according to the RT4 method, reexpressed as from 12/31/02. Excludes gross income tax deduction.

(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 12/31/02.

(6) Through Inversora Bolivar S.A.

(7) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company).

                                                                               6

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     Cumulative revenues of fiscal years 2002 and 2001 additionally include the revenues from Puerto Madero Dock 5 (fully sold). The revenues of fiscal year 2001 additionally include the revenues from Avenida de Mayo 701 and Puerto Madero Dock 6 (fully sold).

(8) Includes the following properties: Constitucion 1111 and Alsina 934/44 (through our Company). Cumulative revenues additionally include: In fiscal years 2002 and 2001, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal years 2002 and 2001, the revenues from Rivadavia 2243. In fiscal year 2001 the revenues from Sarmiento 580 and Montevideo 1975 (fully sold).

(9) Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company - only rents are included since book value is reflected on the Developments table) - Thames, units in Alto Palermo Plaza and units in Alto Palermo Park (through Inversora Bolivar S.A). Cumulative revenues include: In fiscal years 2001, the revenues from Serrano 250 (fully sold).

(10) Corresponds to the "Offices and Other Rental Properties" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.


II. SHOPPING CENTERS - ALTO PALERMO S.A ("APSA")

As of December 31, 2002, our share in APSA, the leading shopping center company in Argentina, was 49,9%. Notwithstanding, by the end of the second quarter of fiscal year 2003, we acquired 3.4 million additional shares of APSA, increasing our ownership to 54.9%.

As of December 31, 2002, total revenues were Ps.53.2 million, i.e., 56.4% less than for the same period of the previous year. The net income for the six-month period was Ps.52.8 million, in contrast to the Ps.47.7 million loss for the same period of the previous year.

The macroeconomic context has been favorable for APSA during this quarter. The index measuring consumers' confidence reverted the negative trend shown since early 2001 to reach a 29.6% increase during the last quarter of 2002. On the other hand, retail inflation, which, during the first nine months of the year had seriously undermined consumers with a 39.7% increase during the last three months of 2002, showed a significant deceleration, reaching an additional increase of only 0.9%. Another variable which positively affected our business was the increase of tourism in Argentina. By means of strategic marketing actions, the Company was able to channel to its Shopping Centers the increased flow of tourists, a kind of public with higher purchasing power and higher average consumption.

In this way, our lessees' sales were significantly fostered during the three months ended December 31, 2002, causing them to reach their highest historic performance in nominal terms by totaling Ps.271.5 million, equivalent to 51.9% more than the invoicing during the quarter ended December 31, 2001 and 13.9% higher than the invoicing during the quarter ended December 31, 2000.

On the other hand, the improvement in our lessees' business caused no allowance to be created for bad debts (excluding the bad debt allowance provided by Tarshop transactions) and allowed us to recover Ps.1.7 million of the amount previously provided for. This represents a considerable contrast with the Ps.19.0 million loss provided for in the six month period ended December 31, 2001.

In view of our lessees' revenues recovery, during this quarter we continue to apply the Referential Stabilization Coefficient ("CER") upon "pesified" agreements and reinstated the key money charge upon execution or renewal of lease agreements in our shopping centers.

TARJETA SHOPPING

During this quarter, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had a 26.4% decrease in its credit card portfolio (including securitized receivables), from Ps. 71.6 million as of December 31, 2001 to Ps. 52.8 million as of December 31, 2002. In addition, the number of card holders decreased by 1,753 during this period, amounting to 148,619.


                                                                               7

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Although Tarjeta Shopping revenues, which were affected by the Argentine financial crisis, experienced a 57.2% drop during the six month period from Ps.
27.8 million as of December 31, 2001 to Ps. 11.9 million as of December 31, 2002, Tarshop collection evidenced a 22.7% improvement in the bad debt allowance, from Ps. 7.5 million to Ps. 5.8 million, respectively. In addition, an improvement of the situation was evidenced in this respect during the last three months of 2002 as compared to the immediately preceding quarter, as the charge decreased by 64.2%.

Tarjeta Shopping's share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of December 31, 2002 was 4.8%, 29.4% and 16.3%, respectively. The credit cards activation rate is approximately 59%.

The chart below presents information on the Company's shopping centers as of December 31, 2002.

SHOPPING CENTERS

                                                              TOTAL RENTAL INCOME FOR THE SIX-MONTH
                                          GROSS   PERCENTAGE       PERIOD ENDED DECEMBER 31,         BOOK
                                DATE     LEASABLE    LEASED                PS./000 (3)               VALUE
                                 OF        AREA M2                                                  PS./000
                             ACQUISITION   (1)       (2)           2003       2002      2001          (4)
-------------------------------------------------------------------------------------------------------------

SHOPPING CENTERS (5)
Alto Palermo                   23/12/97   18,146      88%         13,454     23,267    27,482       254,874
Abasto                         17/07/94   40,476      97%         9,424      21,864    24,479       219,742
Alto Avellaneda                23/12/97   26,701      97%         4,737      15,017    18,447       95,064
Paseo Alcorta                  06/06/97   14,909      86%         6,089      11,696    13,673       74,039
Patio Bullrich                 01/10/98   11,623      95%         4,927      8,502     8,493        130,085
Alto NOA Shopping              29/03/95   18,876      88%          855       2,911     2,684        21,343
Buenos Aires Design            18/11/97   11,992      92%         1,127      5,931     6,103        23,115
Fibesa and others (6)                                             2,003      4,155     5,080           -
Revenues Tarjeta Shopping                                         11,759     28,216    20,230          -

-------------------------------------------------------------------------------------------------------------
TOTAL SHOPPING CENTERS (7)               142,723      93%         54,375    121,559   126,671       818,262
-------------------------------------------------------------------------------------------------------------

Notes:

(1) Total leasable area in each property. Excludes common areas and parking spaces.

(2)      Calculated dividing occupied square meters by leasable area.

(3) Total consolidated rents, according to RT4 method, reexpressed as of 12/31/02. Excludes gross income tax deduction.

(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 12/31/02.

(5)      Through Alto Palermo S.A.

(6)      Includes revenues from Fibesa S.A. and Alto Invest.

(7)      Includes revenues from Fibesa S.A. and Alto Invest.

(8) Corresponds to the "Shopping Centers" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.


III. SALES AND DEVELOPMENTS

Revenues from this segment were of Ps.21.5 million during the six-month period ended December 31, 2002, as compared to Ps.23.3 million recorded during the same period of fiscal year 2002. This decrease mainly results from the Company's reduced stock of units available for sale, because of the interruption in the launching of new projects.

ABRIL, HUDSON, PROVINCE OF BUENOS AIRES. During the quarter ended December 31, 2002, 13 lots of Abril were sold. 19 of the 20 neighborhoods projected for all the development were being marketed, with 88% of the lots in such neighborhoods sold. There were 120 houses under construction and 500 finished houses.

The following chart illustrates IRSA's development properties as of December 31, 2002.


                                                                               8

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                                                          DEVELOPMENT PROPERTIES

                                                           AREA
                               DATE    ESTIMATED COST/   DESTINED     TOTAL      PERCENTAGE   PERCENTAGE   ACCUMULATED
                                OF        REAL COST      FOR SALES   UNITS OR   CONSTRUCTED      SOLD         SALES
                           ACQUISITION  (PS. 000) (1)    (M2) (2)    LOTS (3)                     (4)      (PS.000) (5)

APARTMENT COMPLEXES
Torres Jardin                18/7/96        56,163        32,244       490          100%          98%         69,469
Torres de Abasto (8)         17/7/94        74,259        35,630       545          100%          99%        108,430
Palacio Alcorta              20/5/93        75,254        25,555       191          100%         100%         76,024
Concepcion Arenal            20/12/96       14,958         6,913        70          100%          97%         11,433
Alto Palermo Park (9)        18/11/97       35,692        10,654        73          100%          90%         42,769
Other (10)                                  49,827        23,900       184          100%          97%         53,005
SUBTOTAL                                   306,153        134,896     1,553         N/A           N/A        361,130

RESIDENTIAL
COMMUNITIES
Abril/Baldovinos (11)         3/1/95       129,992       1,408,905    1,273         100%          88%        193,998
Villa Celina I, II y III     26/5/92        4,707         75,970       219          100%          99%         13,851
Villa Celina IV y V          17/12/97       2,432         58,480       181          100%          99%         9,413
Other                                         -              -          -            0%           0%            -
SUBTOTAL                                   137,131       1,543,355    1,673         N/A           N/A        217,262

LAND RESERVE
Dique 3  (12)                 9/9/99                      10,474                     0%            -            -
Puerto Retiro (9)            18/5/97                      82,051                     0%            -            -
Caballito                    3/11/97                      20,968                     0%            -            -
Santa Maria del Plata        10/7/97                      715,952                    0%            -            -
Pereiraola (11)              16/12/96                    1,299,630                   0%            -            -
Monserrat (9)                18/11/97                      3,400                     0%          100%         5,478
Dique 4 (ex Soc del Dique)   2/12/97                       4,653                     0%           50%         12,220
Other (13)                                               4,439,447                   0%                         -
SUBTOTAL                                                 6,576,575                  N/A           N/A         17,698

OTHER
Sarmiento 580                12/1/94        11,605         2,635        14          100%         100%         10,758
Santa Fe 1588                2/11/94        8,280          2,713        20          100%         100%         8,107
Rivadavia 2243/65             2/5/94        8,106          2,070        4           100%         100%         3,634
Libertador 498               20/12/95       7,397          2,191        3           100%         100%         5,888
Constitucion 1159            16/09/94       2,297          2,430        1           100%         100%         1,973
Madero 1020                  21/12/95       9,823          2,768        5           100%         100%         8,094
Madero 940                   31/08/94       2,846           772         1           100%         100%         1,637
Other Properties (14)                       81,275        44,207       263          100%          99%        104,690
SUBTOTAL                                   131,629        59,786       311          N/A           N/A        144,781

SUBTOTAL                                   574,913       8,314,612    3,537         N/A           N/A        740,871

INTEREST FOR FINANCING PROPERTY SALES - MANAGEMENT FEES

TOTAL (15)                                 574,913       8,314,612    3,537         N/A           N/A        740,871

                                                           AREA
                            ACCUMULATED SALES FOR THE SIX-MONTH PERIOD     BOOK
                                 ENDED DECEMBER 31, (6) (PS. 000)          VALUE
                                   02          01           00           (PS. 000)
                               (PS. 000)     (PS. 000)   (PS. 000)          (7)
APARTMENT COMPLEXES
Torres Jardin                      112         1,617        4,980           547
Torres de Abasto (8)               441         4,280        9,553           607
Palacio Alcorta                     1           520           -              -
Concepcion Arenal                   -           107         2,782           218
Alto Palermo Park (9)              914         2,598          -            4,171
Other (10)                         404         1,418        1,594          2,003
SUBTOTAL                          1,872       10,540       18,909          7,546

RESIDENTIAL
COMMUNITIES
Abril/Baldovinos (11)             7,346        4,750       10,327         15,483
Villa Celina I, II y III            28         (51)          57             43
Villa Celina IV y V                 -           44          2,012           11
Other                               -            -            -              -
SUBTOTAL                          7,374        4,743       12,396         15,537

LAND RESERVE
Dique 3  (12)                       -            -            -           25,781
Puerto Retiro (9)                   -            -            -           45,899
Caballito                           -            -            -           13,516
Santa Maria del Plata               -            -            -           115,133
Pereiraola (11)                     -            -            -           21,711
Monserrat (9)                       -            -          1,790            -
Dique 4 (ex Soc del Dique)          -            -         12,220          6,115
Other (13)                          -            -            -           138,447
SUBTOTAL                            -            -         14,010         366,602

OTHER
Sarmiento 580                       -            -            -              -
Santa Fe 1588                       -          8,107          -              -
Rivadavia 2243/65                   -            -            -              -
Libertador 498                    2,296          -            -              -
Constitucion 1159                 1,973          -            -              -
Madero 1020                       5,585          -            -            1,620
Madero 940                        1,637          -            -              -
Other Properties (14)              731          191         3,266           588
SUBTOTAL                          12,222       8,298        3,266          2,178

SUBTOTAL                          21,468      23,581       48,581         391,863

INTEREST FOR FINANCING PROPERTY
 SALES -  MANAGEMENT FEES          121         716          1,763

TOTAL (15)                        21,589      24,297       50,344         391,863

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Notes:

(1) Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 12/31/02.

(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5) Includes only cumulative sales consolidated by the RT4 method, adjusted for inflation as of 12/31/02.

(6) Corresponds to the Company's sales consolidated by the RT4 method, adjusted for inflation as of 12/31/02. Excludes gross income tax deduction.

(7) Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 09/30/02.

(8)      Through APSA S.A.

(9)      Through Inversora Bolivar S.A.

(10) Includes the following properties: Dorrego 1916 (fully sold through our Company), Republica de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 J.M. Moreno 285 (through Baldovinos) and units for sale in Alto Palermo Plaza (through Inversora Bolivar).

(11)     Directly through our Company and indirectly through Inversora Bolivar
         S.A.

(12)     Through Bs As Trade & Finance S.A.

(13) Includes the following land reserves: Torre Jardin IV, Constitucion 1159, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolivar S.A.) and Terrenos Alcorta, Neuquen, Rosario, Caballito and the Coto project (through APSA S.A.).

(14) Includes the following properties: Sarmiento 517 (through our Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. De Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company).

(15)     Corresponds to the "Sales and Developments" business unit mentioned in
         Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

IV. HOTELS

Despite the low income that has been historically generated by this business segment, the devaluation of the Peso has brought about an increase in the inflow of tourists in Argentina, turning this segment into a more profitable alternative. This shift has been more intensely sensed as from the beginning of fiscal year 2003, with a significant increase in the occupancy rate of all of our hotels.

The Llao Llao Hotel has undergone a successful winter season and during summer time the same trend is being observed. Tourists from all over the world visit our country so as to get to know this famous hotel and the surrounding landscape. In order to satisfy all of our guests needs we have built an outdoors swimming pool of gigantic dimensions that has got a heating system, enabling its use during winter as well.

Total revenues from the hotel segment amounted to Ps.16.9 million over the six-month period ended December 31, 2002, against Ps.21.4 million recorded over the same period in fiscal year 2002.

Because of the implementation of the new RT4 consolidation method, as from June 2002, revenues from Llao Llao hotel are no longer consolidated.

The chart below shows information regarding our Company's hotels estimated for the three-month period ended December 31, 2002.

CONSOLIDATED HOTELS

                                                                                           BOOK VALUE AS
      HOTEL        DATE OF    NUMBER OF  AVERAGE   AVE. PRICE   ACCUMULATED SALES AS OF     OF DECEMBER
                   ACQUISITION  ROOMS    OCCUPANCY  PER ROOM    DECEMBER 31, (PS. 000)(2)   31, 2002 (3)
                                          % (1)        PS.      2002    2001      2000       (PS. 000)
------------------ --------- ----------- --------- ---------- ------- -------- ---------  --------------
Inter-Continental    11/97      312        50        250       10,947  12,984   21,440       58,297
Sheraton Libertador  3/98       200        47        229        5,611   8,404   12,655       40,956
Piscis (4)           9/02       98         N/D       N/D         -       -         -          5,139
                             ----------- --------- ---------- ------- -------- ---------  --------------
TOTAL                           610        N/D       N/D       16,558  21,388   34,095      104,392

Notes:

(1)      Accumulated average for the period.

(2) Corresponds to our total sales consolidated under the RT4 method adjusted by inflation as of 12/31/02. It does not include gross income tax deduction.

(3) Represents 100% of the hotel's book value including facilities and goodwill.


                                                                              10

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(4)      The average occupation and the average price per room are not available to date.

NON CONSOLIDATED HOTELS

     HOTEL         DATE OF    NUMBER OF    AVERAGE  AVG.       ACCUMULATED SALES AS OF    BOOK VALUE AS
                 ACQUISITION    ROOMS     OCCUPANCY PRICE     DECEMBER 31, (PS. 000) (2)   OF DECEMBER
                                                    PER ROOM                               31, 2002 (3)
                                           % (1)      PS.      2002     2001     2000      (PS. 000)
---------------- ---------- ------------ ---------- --------- -------- ------- ---------- -------------
Llao Llao           6/97       158          66        416     11,846     9,274  10,200       12,806
TOTAL (4)                      768         N/A        N/D     28,404    30,622  44,295      117,198

Notes:

(1)      Accumulated average in the period.

(2) Although Llao Llao Hotel's sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA's effective participation.

(3)      The book value represents the value of our investment.

(4) It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.


V. FINANCIAL TRANSACTIONS AND OTHERS

IMPACT OF EXCHANGE RATE FLUCTUATIONS ON THE COMPANY'S FINANCIAL POSITION - Our dollar-denominated liabilities have been positively affected by the 11% Peso appreciation during the six-month period ended December 31, 2002, generating a positive result for our Company of Ps.157.7 million. The exposure of our assets to this same macroeconomic indicator during the same period in fiscal year 2002 generated a loss of Ps.22.3 million. The net result generated by the appreciation of the Peso was of Ps. 135.4 million and is registered under "Financial Results". It considerably explains the gain for this period.

RESTRUCTURING OF OUTSTANDING DEBT - On November 15, 2002, we signed a Refinancing Framework Agreement and on November 21, 2002, the operation was concreted with our six bank creditors (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itau and Banco Nacion) to refinance the Syndicated US$ 80 million Loan and the outstanding US$ 37.0 million Floating Rate Notes under the following scheme:

         a.       US$ 13.6 million cash down payment reducing the principal;

         b. US$ 15.0 million of the 8% Convertible Notes due 2007 subscribed by BankBoston swapping old debt;

         c. US$ 37.4 million Secured Floating Rate Notes due 2009 with an interest rate of 90-day LIBOR plus 200 basic points. These Notes are secured with a first priority mortgage on some of our real estate properties for a 50% value of the debt; and

         d. US$ 51.0 million Unsecured Credit Facility due 2009. 69% of the Facility bears an interest rate of 90-day LIBOR plus 200 basic points while the remaining bears a fixed step up rate ranging from 5.5% to 6.5%.

ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF OUR COMPANY - On November 21, 2002, the Company's ended its successful offering of up to US$ 100 million Convertible Notes. These Convertible Notes are accompanied by non-detachable warrants that enable the purchase of additional shares of our common stock. They bear an annual 8% interest and mature in November 2007. The conversion price is of US$ 0.5450 per share, meaning that every convertible note can be exchanged for 1.8349 common shares. The proceeds of this offering have been mostly used to cancel and restructure our liabilities outstanding at that moment, remaining a US$ 55 million cash position for working capital.

GOLDMAN SACHS DEBT CANCELLATION - On November 4, 2002 we have cancelled our debt with GSEM/AP Holdings, LP (Goldman Sachs), consisting in US$ 16.3 million of principal plus accrued interest as of today, for a total of US$ 11.1 million.


                                                                              11

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DISTRIBUTION OF TREASURY SHARES - As of December 19, 2002, 4,587,285 treasury shares of our Company have been distributed among the shareholders, proportionally to their holdings. This distribution represents a 2.21% of the outstanding capital stock.

ADJUSTMENT OF CONVERSION PRICE OF CONVERTIBLE NOTES DUE 2007 - As a result of the distribution of 4,587,285 treasury shares, the Company has adjusted the conversion price of the Notes according to what has been stipulated in the Indenture. Due to such adjustment the conversion price of the Convertible Notes was changed from US$ 0.5571 to US$ 0.5450 and the exercise price for the warrants was changed from US$ 0.6686 to US$ 0.6541. This adjustment is in force as from December 20, 2002.

PURCHASE OF APSA'S SHARES AND CONVERTIBLE NOTES - During January 2003, we have acquired 3.4 million of additional shares of APSA, thus increasing our ownership to 54.9%. Moreover, we have acquired 2.6 million of APSA's Convertible Notes that together with the 27,324,848 convertible notes subscribed at the moment of the issuance, amount to 59.9% of the convertible notes issued by our subsidiary.

HOTELES ARGENTINOS LOAN - Our subsidiary, Hoteles Argentinos, owner of Libertador Hotel, is engaged in a loan with BankBoston N.A. for US$ 12 million. As from today, there are principal and interest installments that have matured and have not been paid. We are negotiating in order to reach an agreement regarding this liability. This is a no-recourse loan against IRSA.

IMPROVEMENT IN THE RATING OF OUR GLOBAL PROGRAM FOR UP TO US$ 250 MILLION - On January 28, 2002, Fitch Argentina, raised the rating of our Global Program for up to US$ 250 million, from C (arg) to B- (arg). This raise is a consequence of our debt restructuring by which we have extended all maturities on a long-term basis. Our Secured Floating Rate Notes for US$ 37.4 million have been issued under this program.

IMPROVEMENT IN OUR INDEPENDENT AUDITORS REPORT - PriceWaterhouseCoopers, our independent auditors, have, due to the restructuring of our debt, deleted from their actual report on our financial statements the uncertainty regarding the fact that our Company will keep on being a going concern, which was being informed since June 2001.

DESCRIPTION OF DEBT (DOES NOT INCLUDE APSA).

--------------------------------------------------------------------------------
              IRSA'S DEBT         PRINCIPAL (MM)   INTEREST RATE     MATURITY
--------------------------------------------------------------------------------
Unsecured Loan Agreement             US$    51    LIBOR + 200 bps     Nov-09
Secured Notes                        US$    37    LIBOR + 200 bps     Nov-09
Hoteles Argentinos S.A. Loan (1)     US$    12    LIBOR + 500 bps     Jan-06
--------------------------------------------------------------------------------
TOTAL DEBT                           US$    100
--------------------------------------------------------------------------------
CONVERTIBLE NOTES                    US$    100          8%           Nov-07
--------------------------------------------------------------------------------

(1) Hoteles Argentinos S.A. is a subsidiary in which IRSA detents an 80%. This is a non-recourse liability against IRSA.

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MATURITY SCHEDULE (DOES NOT INCLUDE APSA & HOTELES ARGENTINOS)

YEAR       US$ MM
----       ------
2003 ......  $0
2004 ......  $0
2005 ......  $9
2006 ......  $9
2007 ......  $118 (Convertible Notes US$ 100 (18))
2008 ......  $18
2009 ......  $35

VII. BRIEF COMMENTS ON PROSPECTS FOR THE ONCOMING QUARTER

We believe that the worst has been overcome and, as evidenced by history, deep crisis bring about opportunities and growth.

Our Company was able to face the adverse conditions arisen during the Argentine crisis and was one of the very few companies which avoided a default. The successful subscription of our Convertible Bonds has evidenced the confidence place upon us both by the domestic and the international markets. Banks have also contributed to refinance our debt with longer terms and lower interest rates.

The proceeds from the Convertible Bonds have placed us in a privileged cash position, which will enable us to take advantage of the opportunities appearing in the market, especially at a time when property prices have significantly dropped.

As regards Argentina, although the refinancing of debt maturities with the IMF enables to reduce the economic uncertainty, the political-electoral map continues to be complex, it being the main obstacle to prepare macroeconomic forecasts.

Luiz Inacio da Silva's administration in Brazil showed a good start, which is reflected by the improvement of the main financial indicators, but some risks still continue to exist.

We are optimistic as to the future. Our cautious performance has caused us to attain an outstanding position in the market and is its confidence what enables us to keep on growing. The time of adjustment is coming to an end and as soon as the conditions are given we will put into practice the projects postponed by the recession.


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--------------------------------------------------------------------------------
This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
--------------------------------------------------------------------------------


.................................................................................

If you wish to be included or removed from IRSA or APSA's mailing list, please send a mail with your data to pvilarino@irsa.com.ar.


                                                                              14


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                                      IRSA
                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                         FOR THE SIX-MONTH PERIOD ENDED
                           DECEMBER 31, 2002 AND 2001
                           (In thousands of Argentine Pesos
                 expressed in constant currency as of 12/31/02)

                                                                SIX MONTHS       SIX MONTHS
                                                                  FY 2003          FY 2002       % CHANGE
INCOME STATEMENT
Corresponds to the consolidated income statement
Sales
Sales and Development                                             21,465           23,346          -8%
Offices and others                                                 9,580           26,796          -64%
Shopping Centers                                                  52,732              0            100%
Hotels                                                            16,904           21,389          -21%
TOTAL SALES                                                       100,681          71,531          41%
Operating cost                                                   (72,831)         (33,694)         116%
GROSS INCOME                                                      27,850           37,837          -26%
Selling & Administrative Expenses                                (26,107)         (21,322)         22%
Loss on purchasers rescissions of sales contracts                    0                0             0%
Results from operations and holding of real estate assets          (775)           (4,563)         -83%
OPERATING INCOME                                                    968            11,952          -92%
Financial results, net                                            147,676         (96,023)         254%
Net income in affiliated companies                                (2,976)         (28,187)         89%
Other income (expenses), net                                      10,765           (2,917)         469%
ORDINARY (LOSS)-INCOME BEFORE TAXES                               156,433         (115,175)        236%
Minority Interest                                                (26,783)          (1,133)        2264%
Income tax                                                        (2,601)          (3,260)         -20%
ORDINARY (LOSS)-INCOME                                            127,049         (119,568)        206%
Extraordinary  losses                                                0                0             0%
NET (LOSS)-INCOME                                                 127,049         (119,568)        206%

BALANCE SHEET
Corresponds to the consolidated income statement according to the traditional method.
Cash and bank                                                     33,995           11,857          793%
Investments                                                       227,147          49,444          -14%
Mortgages, notes and other receivables                            50,314           124,162         -65%
Inventory                                                         16,308           39,675          -47%
TOTAL CURRENT ASSETS                                              327,764          225,138         -32%
Mortgages and other receivables                                   50,436           46,195          -45%
Inventory                                                          9,300           59,512           7%
Investments                                                       429,337          765,040         -48%
Fixed assets and intangible assets, net                          1,263,881         470,221         161%
NON CURRENT ASSETS                                               1,752,954        1,340,968        29%
TOTAL ASSETS                                                     2,080,718        1,566,106        20%
Short-Term debt                                                   63,035           431,113         -85%
TOTAL CURRENT LIABILITIES                                         128,589          493,115         -74%
Long-term debt                                                    810,917          27,204         2881%
TOTAL NON CURRENT LIABILITIES                                     849,467          34,045         2395%
TOTAL LIABILITIES                                                 978,056          527,160         86%
Minority interest                                                 462,035          87,616          427%
SHAREHOLDERS' EQUITY                                              640,627          951,330         -33%

SELECTED RATIOS
Debt/Equity Ratio                                                 152.7%            55.4%          176%
Book value per GDS                                                 30.22            44.87          -33%
Net Income per GDS                                                 5.99            (5.64)          206%
EBITDA  (000)  (period) - See Note 2                              55,440            6,562          745%
EBITDA (000) (last 12 months) - See Note 2                        91,881           63,700          44%
EBITDA  per GDS                                                    2.62             0.31           745%
EBITDA /Net Income                                                 0.44            (0.05)          895%
Weighted Average of GDSs                                        21,199,927       21,199,927         0%

Note 1: The income statement is consolidated in a proportional basis whereas the EBITDA is prepared with information that has been consolidated by the RT4 method, which is the one defined in the Company's covenants.

Note 2: The period's EBITDA and the twelve months EBITDA have not been audited.



                                                                              15

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                                      IRSA
                          INFORMATION BY BUSINESS UNIT
                         FOR THE SIX-MONTH PERIOD ENDED
                           DECEMBER 31, 2002 AND 2001
                  (IN THOUSANDS OF ARGENTINE PESOS DENOMINATED
                      IN CONSTANT CURRENCY AS OF 12/31/02)


                                                               SALES AND             OFFICES AND        SHOPPING
                                                             DEVELOPMENTS              OTHERS            CENTERS
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002
Sales                                                                21,465               9,580          52,732
Costs                                                               -24,901              -4,369          -34,312
GROSS PROFIT                                                         -3,436               5,212          18,420
Administrative Expenses                                              -2,975              -1,370          -8,786
Selling Expenses                                                     -1,409                -2            -5,372
Loss on purchasers rescissions of sales contracts                      -                    -               -
Results from operations and holding of real estate assets             -775                  -               -
OPERATING INCOME                                                     -8,595               3,839           4,262
Depreciations and Amortization (b)                                   1,550                3,055          29,638

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001
Sales                                                                23,346              26,796             -
Costs                                                               -11,113              -6,464             -
GROSS PROFIT                                                         12,233              20,333             -
Administrative Expenses                                              -6,565              -3,097           -450
Selling Expenses                                                     -2,474                -70              -
Loss on purchasers rescissions of sales contracts                      -                    -               -
Results from operations and holding of real estate assets            -4,754                 -               -
OPERATING INCOME                                                     -1,561              17,165           -450

Depreciations and Amortization (b)                                    629                 3,908             -

                                                                  HOTELS      INTERNATIONAL       TOTAL
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002
Sales                                                             16,904            -            100,681
Costs                                                             -9,249            -            -72,831
GROSS PROFIT                                                      7,655             -            27,850
Administrative Expenses                                           -4,662            -            -17,793
Selling Expenses                                                  -1,531            -            -8,314
Loss on purchasers rescissions of sales contracts                   -               -               -0
Results from operations and holding of real estate assets           -               -             -775
OPERATING INCOME                                                  1,462             -              968
Depreciations and Amortization (b)                                2,426             -            36,669

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001
Sales                                                             21,389            -            71,531
Costs                                                            -16,117            -           -33,694
GROSS PROFIT                                                       5,272            -            37,837
Administrative Expenses                                           -6,224          -471          -16,807
Selling Expenses                                                  -1,971            -            -4,515
Loss on purchasers rescissions of sales contracts                   -             -191              -
Results from operations and holding of real estate assets           -             -279           -4,563
OPERATING INCOME                                                  -2,923          -280           11,953

Depreciations and Amortization (b)                                4,006             -             8,543

Notes

(a)      Includes offices, retail stores and residential.
(b)      Included in the operative result.

For the period ended on December 31, 2002, the RT4 method is being applied, whereas for the period ended on December 31, 2001, the proportionate consolidation meted was used.

                                                                              16

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                                      IRSA
                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                              QUARTERLY INFORMATION
                  FOR THE SIX-MONTH PERIOD ENDED DECEMBER 2002
                 (In thousands of Argentine Pesos denominated in
                        constant currency as of 12/31/02)


                                                   I QUARTER      II QUARTER    FISCAL YEAR
                                                     SEP 02         DEC 02         2003
                                                     ------         ------         ----
INCOME STATEMENT
Corresponds to the proportional consolidated income statement

Sales:
Sales and developments                               14,102          7,363         21,465
Offices and other                                    5,466           4,114         9,580
Shopping Centers                                     23,005         29,727         52,732
Hotels                                               7,263           9,641         16,904
International
TOTAL SALES                                          49,836         50,845        100,681
Operating costs                                     (37,476)       (35,355)       (72,831)
                                                 --------------------------------------------
GROSS INCOME                                         12,360         15,490         27,850
Selling and administrative expenses                 (15,782)       (10,325)       (26,107)
Loss on purchasers rescissions of sales contracts
Results from operations and holding of real
estate assets                                        (775)             0           (775)
OPERATING INCOME                                    (4,198)          5,166          968
Financial result, net                                79,524         68,152        147,676
Net income in affiliated companies                    344           (3,320)       (2,976)
Other income (expenses)                              9,448           1,317         10,765
ORDINARY (LOSS)-INCOME BEFORE TAXES                  85,118         71,315        156,433
Minority interest                                   (16,791)        (9,992)       (26,783)
Income tax                                          (1,630)          (971)        (2,601)
ORDINARY (LOSS)-INCOME                               66,697         60,352        127,049
Extraordinary loss
NET (LOSS)-INCOME                                    66,697         60,352        127,049
                                                 --------------------------------------------








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
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